Exhibit 99.4

Schedule III

The following tables set forth all unreported transactions with respect to common stock and preferred stock effected by or on behalf of the Reporting Persons.  All of their transactions were effectuated for cash.

COMMON STOCK
TRADE DATE	BUY/SELL	QUANTITY	PRICE	EXECUTION
05/14/2012	S	550	$15.25	OTC
05/15/2012	B	550	$15.28	OTC

PREFERRED STOCK
TRADE DATE	BUY/SELL	QUANTITY	PRICE	EXECUTION
2/10/2012	S	1	100%	OTC